Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Corporation, plc Reaches Agreement in Principle for Settlement
of Investigation of Past Zonegran Sales and Marketing Activities

Elan establishes $206.3 million reserve for expected settlement

Dublin, Ireland, July 15, 2010 – Elan Corporation, plc (NYSE: ELN) today announced that it has reached an agreement in principle with the United States Attorney’s Office for the District of  Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that Elan divested in 2004.

If the agreement in principle is finalized, Elan expects to pay $203.5 million as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims.  Elan has established a reserve of $206.3 million for this expected settlement and related costs.

As part of this agreement in principle, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, expects to plead guilty to a misdemeanor violation of the U.S. Federal Food, Drug and Cosmetic Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services.

While Elan expects to negotiate and enter into final settlement and Corporate Integrity Agreements, there can be no assurance as to when or if any settlement will be finalized or, if a settlement is finalized, what the final terms of the settlement might be.  Additionally, the proposed resolution of the Zonegran investigation could give rise to other litigation by state government entities or private parties.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward Looking Statement
The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A list and description of some of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Source: Elan Corporation, plc

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